600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

August 11, 2011

Via EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	LRR Energy, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed July 14, 2011 File No. 333-174017

Dear Mr. Schwall:

          Set forth below are the responses of LRR Energy, L.P., a Delaware limited partnership ("LRR Energy," "we," "us," or "our"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated August 2, 2011, with respect to LRR Energy's Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-1 filed with the Commission on July 14, 2011, File No. 333-174017 (the "Registration Statement"). Each response below has been prepared and is being provided by LRR Energy, which has authorized Andrews Kurth LLP to respond to the Staff's comments on its behalf.

          Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement ("Amendment No. 3"). For the Staff's convenience, we have hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to Amendment No. 2.

          For the Staff's convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
We note your response to prior comment 1 from our letter to you dated July 6, 2011. Once you provide all the referenced materials and information in final form, we may have additional comments. Please be sure to allow yourself sufficient time to fully respond to staff comments. As examples only, we note the following:

•
You have not yet provided a number of exhibits, nor have you provided the road show slides;

•
You have provided only forms of the opinions of counsel.

          Response:

          We acknowledge the Staff's comment. Set forth below are our responses to comments 4, 7, 8 and 9 from the Staff's letter to us dated June 3, 2011.

H. Roger Schwall
August 11, 2011

          Prior Comment 4: We acknowledge the Staff's comment. We have not provided valuation information, including the number of common units to be offered, the minimum quarterly distribution per unit, or the total number of common and subordinated units to be outstanding after the offering, primarily as a result of the uncertainty caused by the recent market volatility. We confirm that we will update the Registration Statement as soon as practicable to provide all omitted information, other than information we are permitted to omit under Rule 430A, prior to any distribution of the preliminary prospectus.

          Prior Comment 7: With Amendment No. 3, we have filed all omitted exhibits (Exhibits 3.6, 10.1, 10.2, 10.3, 10.4 and 10.5) except for the underwriting agreement (Exhibit 1.1) and executed opinions of counsel, which we will file as soon as practicable.

          Prior Comment 8: We acknowledge the Staff's comment and are providing the Staff supplementally with copies of the road show slides that are expected to be used in connection with the offering.

          Prior Comment 9: We acknowledge the Staff's comment and will include an estimated price range and related disclosure in a future amendment to the Registration Statement as soon as practicable.

2.
In subsequent amendments, be sure to precisely mark any changes to all "forms" of documents you previously supplied, including the partnership agreement and the opinions of counsel. Also, please advise us whether you anticipate making any material changes to the partnership agreement you have included for the first time as Appendix A. In that regard, we note that Section 5.10 of the agreement states in part (emphasis supplied) that "All Limited Partner Interests ... shall be fully paid and non-assessable ... except as such non-assessability may be affected by," etc.

          Response:

          In response to the Staff's comment, we have marked the changes made to all "forms" of documents previously supplied, including the partnership agreement and the form of opinion of counsel filed as Exhibit 5.1 to the Registration Statement. As the Staff will note, we have revised the partnership agreement to make minor changes but have not made, and do not anticipate making, any material changes to the partnership agreement included for the first time as Appendix A to Amendment No. 2. As the Staff notes, Section 5.10 of the partnership agreement provides that "All Limited Partner Interests are fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-303, 17-606 and 17-804 of the [Delaware Revised Uniform Limited Partnership Act]." Other than in a corporate context, where Section 152 of the Delaware General Corporation Law ("DGCL") uses the term "nonassessable" in the context of the issuance of corporate stock that has been fully paid being "nonassessable," the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") contains no corresponding provision. Section 5.10 of the partnership agreement is intended to clarify that the Limited Partner Interests issued pursuant to Article V of our partnership agreement are "non-assessable" (as such term is used in the corporate context) except as provided in the enumerated Sections of the Delaware Act, which provide that (1) a limited partner may be liable for the obligations of a limited partnership if he or she participates in the control of the business, but only to the extent that a third party dealing with such limited partner reasonably believes that the limited partner is a general partner, and (2) a limited partner who receives a distribution and knew at the time that such distribution was in violation of the Delaware Act, shall be liable for the amount of the distribution for three years. Unlike Delaware corporations which are creatures of the DGCL, Delaware partnerships are creatures of contract with some "default" provisions that apply unless addressed in the partnership agreement and some provisions that cannot be superseded by contract (including the provisions referenced in clauses (1) and (2) of the preceding sentence. Please see "The Partnership Agreement - Limited Liability" on pages 195 and 196.

H. Roger Schwall
August 11, 2011

3.
Ensure that counsel provides a clean and accurate opinion regarding all pertinent issues, which opinion does not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments. The form of legality opinion you filed with the current amendment suggests that the units representing the interests will be "non-assessable," which presumably means in this context that purchasers will not be obligated to make future payments or contributions to the registrant solely because they own the securities.

          Response:

          In response to the Staff's comment, counsel has revised their opinion to provide a form of opinion that does not require the reader to refer to external sources to determine how or whether purchasers may have to make future payments. To reflect that under our partnership agreement, limited partners, once they pay the full purchase price for their limited partnership interests as established by the general partner, will have no obligation to make payments or contributions, counsel has revised their opinion to state that holders of Common Units, once they have paid the full purchase price for the Common Units at the closing of the initial public offering, in their capacity as limited partners of LRR Energy, will have no obligation to make further payments for the purchase of Common Units or contributions to LRR Energy solely by reason of their ownership of Common Units. Please see Exhibit 5.1.

4.
To enhance clarity, revise the exhibit index to indicate when and with what filing each referenced exhibit was "previously filed."

          Response:

          To enhance clarity, we have revised the exhibit indices in Amendment No. 3 to indicate when and with what filing each referenced exhibit was "previously filed." Please see page II-2 and the page following page II-4.

Hydraulic Fracturing, page 148

5.
We note your response to prior comments 3 and 4 from our letter to you dated July 6, 2011. Please revise your disclosure to ensure that you have disclosed all material information regarding your potential liability in connection with your fracturing operations. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. In this regard, please revise your disclosure to address the following in respect of your hydraulic fracturing operations;

•
the applicable policy limits and deductibles related to your insurance coverage;

•
your related indemnification obligations and those of your customers, if applicable;

•
your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•
the risks for which you are insured for your hydraulic fracturing operations.

          Response:

          We have revised the disclosure in the Registration Statement to disclose all material information regarding our potential liability in connection with our fracturing operations, including potential liability in connection with any environmental contamination related to our fracturing operations. Please see page 150.

H. Roger Schwall
August 11, 2011

6.
In addition, we note from your disclosure that 99% of the hydraulic fracturing fluids you use are made up of water and sand. Please tell us what substances constitute the remaining 1% of such hydraulic fracturing fluids.

          Response:

          In response to the Staff's comment, we are providing the Staff supplementally a table based on a hydraulic fracturing fluid component information disclosure report provided by one of our fracturing service providers that indicates the substances that are typically contained in the hydraulic fracturing components used in our hydraulic fracturing operations. As the Staff will note, the table reflects that less than 2% of the hydraulic fracturing components typically used in our hydraulic fracturing operations are comprised of chemicals. As a result, we have revised the disclosure in the Registration Statement to reflect that approximately 98%, instead of 99%, of the hydraulic fracturing fluids we typically use consist of water and sand. Please see page 149.

          Please note that the report mentioned above is being furnished to the Staff under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 and return of these materials pursuant to Rule 418(b) under the Securities Act of 1933 and will not be filed electronically as part of this letter.

7.
Please ensure that all cross-references are accurate. For example, and without limitation, the first cross-reference contained in the last paragraph on page 149 apparently should be "Business and Properties—Environmental Matters and Regulation—Water Discharges—Hydraulic Fracturing Regulation."

          Response:

          We have revised the Registration Statement to update all cross-references. Please see, for example, pages 33, 110 and 149.

Directors and Executive Officers, page 159

8.
Please revise your description of the most recent five years of his business experience in the new sketch you provide for Mr. Casas, eliminating any gaps or ambiguity with regard to time or positions held. For example, you do not specify all the positions he held during that time, nor do you make clear precisely when he left Credit Suisse and what he did in the interim period prior to joining Laredo Energy in May 2009.

          Response:

          We have revised Mr. Casas' biography to eliminate gaps or ambiguity with regard to the most recent five years of Mr. Casas' business experience. Please see page 161.

Engineering Comments

9.
You state on page one that 84% of your reserves are proved developed. Please tell us the percent of your reserves that are proved developed producing and if the percent of proved developed non-producing reserves is material please revise your disclosure to include this.

          Response:

          As of March 31, 2011, our total estimated proved reserves were approximately 84% proved developed, of which approximately 69% were proved developed producing and approximately 15% were proved developed non-producing. We have revised disclosure of the description of our reserves on pages 1, 2, 21, 99, 128, 133, and 135.

H. Roger Schwall
August 11, 2011

10.
In regards to your response number 12 please tell us how many 10-acre infill locations wells you have attributed proved undeveloped reserves to in the Red Lake area as of March 31, 2011. Please tell us how many of these wells have been drilled to date and the results. In addition, please tell us your approximate schedule for drilling the remaining 10-acre infill wells.

          Response:

          There are 83 10-acre infill locations that have attributed proved undeveloped reserves in our Red Lake area as of March 31, 2011. Of these 83 locations, we drilled one location during the second quarter of 2011. This location had a 30-day average initial production rate of 32 Boe/d, which was greater than the projected initial production rate of 28 Boe/d included in our March 31, 2011 reserve report. We plan to drill an average of 17 10-acre infill locations per year for the next five years. This schedule will be the natural progression after completing the current 20-acre infill program that is almost complete. We expect to continue drilling in the Red Lake area and have had a drilling rig active in this area since taking over operations in 2008.

11.
You also state that you added proved developed non-producing reserves in existing wells. Please tell us why these reserves were not included previously and if these behind-pipe zones have ever produced from any well bore. Also please tell us how many re-stimulations you have included in the proved developed non-producing category and tell us if these zones are not producing in each of these wells to which you have added these reserves.

          Response:

          Proved developed non-producing reserves in the Red Lake area were added in existing wellbores between December 31, 2010 and March 31, 2011 because those zones had not been studied prior to December 31, 2010 by our third party engineering firm. However, we had previously internally identified these opportunities. All of the additional behind pipe zones have been produced in other wellbores and all behind pipe projects that were added to the proved developed non-producing category are similar to recompletes that we have performed in the past. In 2009 and 2010, we performed an average of 11 recompletes per year in the Red Lake area and plan to continue a similar recompletion program in the future.

          In the Red Lake area, we have included 24 re-stimulations in the proved developed non-producing category. All of these zones are currently producing in each of the wells to which we have added these reserves. With regard to these re-stimulations, six have been performed during 2011. Five of the re-stimulations are producing and on average have produced at anticipated rates. The sixth re-stimulation well is currently being placed back on production.

H. Roger Schwall
August 11, 2011

          Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to the undersigned at 713-220-3843.

Very truly yours, /s/ Jon W. Daly Jon W. Daly

cc:	Sirimal R. Mukerjee, Securities and Exchange Commission
Eric D. Mullins, LRE GP, LLC
Charles W. Adcock, LRE GP, LLC
Jaime R. Casas, LRE GP, LLC
G. Michael O'Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP